SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                          Starcraft Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    855269106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Richard J. Mullin - Sr. Vice President
                                2703 College Ave.
                              Goshen, IN 46527-1903
                       Phone - 219-533-1105 extension 239
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.                                                             855269106
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                  Kelly L. Rose

                                                                 SS #

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER                         1,807,117
                      ----------------------------------------------------------
        NUMBER OF

         SHARES       8     SHARED VOTING POWER                         100,000
      BENEFICIALLY    ----------------------------------------------------------
        OWNED BY

          EACH        9     SOLE DISPOSITIVE POWER                    1,807,117
        REPORTING     ----------------------------------------------------------
         PERSON

          WITH       10     SHARED DISPOSITIVE POWER                    100,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      1,907,567

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          39.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

Title of Security:                  Common Stock
Issuer:                             Starcraft Corporation
                                    P.O. Box 1903, 2703 College Avenue
                                    Goshen, Indiana  46527-1903


Item 2.  Identity and Background

(a)        Kelly L. Rose
(b)        1607 East Lake Drive West
           Elkhart, IN  46514
(c)        Executive
(d)        not applicable
(e)        not applicable
(f)        United States of America

Item 3.  Source and Amount of Funds or Other Consideration

     Options were acquired as an inducement to reporting person to guaranty a portion of Issuer's debt. Future exercises of options will be paid for with Personal Funds.

Item 4.  Purpose of Transaction

     Option for 250,000 shares of Common Stock were issued to Kelly L. Rose as an inducement to guarantee a portion of Issuer's debt in conjunction with the Issuer's bank refinancing. As a director of the Issuer, reporting person may engage from time to time in discussions with the board and management regarding various corporate plans or proposals. Reporting person has no reportable plans or proposals.

Item 5.  Interest in Securities of Issuer.

(a) Kelly L. Rose beneficially owns 1,907,567 shares (39.5%) of Common Stock, of which 586,638 shares are subject to presently exercisable options. Includes 100,000 held by Karen Rose, reporting person's spouse. Excludes 10,450 shares held by a charitable foundation of which reporting person is executive officer and director, as to which reporting person disclaims beneficial ownership.

(b)      Sole Voting Power:                 1,807,117
         Shared Voting Power:                 100,000
         Sole Dispositive Power:            1,807,117
         Shared Dispositive Power:            100,000

(c) On December 12, 2000 Kelly L. Rose received options for 250,000 shares of Common Stock to induce him to guarantee a portion of Issuer's debt in conjunction with the Issuer's bank refinancing.

(d)      Not applicable

(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The options were issued in accordance with a Stock Option Grant for 250,000 shares of Common Stock to induce Kelly L. Rose to guarantee a portion of Issuer's debt in conjunction with the Issuer's bank refinancing.

Item 7.  Material to be Filed as Exhibits.

A.       Stock  Options  to  Purchase   Shares  of  Common  Stock  of  Starcraft
         Corporation

B.       Reimbursement Agreement

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         January 10, 2001                     /s/ Kelly L. Rose
-------------------------------------       ------------------------------------
            Date                                     Kelly L. Rose

                                                                       EXHIBIT A


No. of Shares:  250,000                                  Stock Option No. 00-1








                            STOCK OPTIONS TO PURCHASE

                             SHARES OF COMMON STOCK

                                       OF

                              STARCRAFT CORPORATION

                            Dated: December 12, 2000

                                TABLE OF CONTENTS

                                                                           Page

SECTION 1.  DEFINITIONS.......................................................1

SECTION 2.  EXERCISE OF STOCK OPTIONS.........................................2
  2.1.  Exercise Generally....................................................2
  2.2.  Shareholder Approval; Alternative Cash Award Upon Exercise............3
  2.3.  Expenses of Exercise..................................................3

SECTION 3.  ANTI-DILUTION.....................................................3

SECTION 4.  RESERVATIONS......................................................3

SECTION 5.  CHANGE OF CONTROL; REORGANIZATIONS................................3

SECTION 6.  DISSOLUTION OR LIQUIDATION........................................4

SECTION 7.  NOTICE OF DIVIDENDS...............................................5

SECTION 8.  FRACTIONAL SHARES.................................................5

SECTION 9.  FULLY PAID STOCK; VOTING RIGHTS UPON EXERCISE; TAXES..............5

SECTION 10.  CLOSING OF TRANSFER BOOKS........................................5

SECTION 11.  REGISTRATION RIGHTS..............................................5
  Section 11.1   Piggyback Registration.......................................5
  Section 11.2.  Registration Procedures......................................6
  Section 11.3.  Information to be Furnished by Holders.......................8
  Section 11.4.  Expenses of Registration.....................................8
  Section 11.5.  Indemnification and Contribution.............................8
  Section 11.6.  Underwriting Agreement.......................................10
  Section 11.7.  Future Registration Rights...................................10

SECTION 12.  LOST, STOLEN STOCK OPTIONS, ETC..................................10

SECTION 13.  SEVERABILITY.....................................................11

SECTION 14.  MISCELLANEOUS....................................................11
         14.1.  Notices.......................................................11
         14.2.  Successors and Assigns........................................11
         14.3.  Amendments 11
         14.4.  Headings   11
         14.5.  Governing Law.................................................11
         14.6.  Exclusive Jurisdiction.  .....................................11

EXHIBIT A....................................................................A-1

   No. of Shares:  250,000*                               Stock Option No. 00-1
(*subject toss.2.2 of this Stock Option)

                            Dated: December 12, 2000

                            STOCK OPTIONS TO PURCHASE

                             SHARES OF COMMON STOCK

                                       OF

                              STARCRAFT CORPORATION

     THIS IS TO CERTIFY that, for value received and subject to the provisions hereinafter set forth,

                                  Kelly L. Rose

                                   or assigns

is entitled upon the due exercise hereof at any time during the Exercise Period (as hereinafter defined) to purchase from Starcraft Corporation, an Indiana corporation (the "Company"), up to 250,000 shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein) of the Company at the Exercise Price (as hereinafter defined and subject to adjustment as provided herein) for each share of Common Stock so purchased and to exercise the other rights, powers and privileges hereinafter provided, all on the terms and conditions and pursuant to the provisions hereinafter set forth.

Attest:                         STARCRAFT CORPORATION


/s/Richard J. Mullin            By: /s/ Michael H. Schoeffler
----------------------             ------------------------------------
Secretary                          President

                    Additional provisions follow on the next
                      15 pages and are incorporated in this
                   Stock Option as if set forth on this page.

SECTION 1.  DEFINITIONS.

         In addition to the terms defined elsewhere in this Stock Option, the following terms have the following respective meanings:

         "Business Day" shall mean any day except Saturday, Sunday and any day which shall be a Federal legal holiday or a day on which banking institutions in the State of Indiana are authorized or required by law or other government actions to close.

         A "Change of Control" shall be deemed to have occurred if during, or following the consummation of, a stock purchase program, tender offer, exchange offer, merger, consolidation, sale of assets, contested election, or any combination of the foregoing transactions, any person, entity or group of persons acting in concert, directly or indirectly (1) acquires ownership of the power to vote in excess of 50% of the voting securities of Company, or (2) otherwise acquires, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company.

         "Common Stock" shall mean the Company's Common Stock, without par value.

         "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

         "Company" shall mean Starcraft Corporation, an Indiana corporation, and any successor to all or substantially all of the assets and business of such corporation.

         "Exercise Period" shall mean the period commencing on the date hereof and terminating on the Expiration Date.

         "Exercise Price" shall mean $3.00 per share, which is the fair market value per share of the Underlying Shares on the date of issuance of this Stock Option, adjustable as set forth in ss. 3.

         "Expiration Date" shall mean December 13, 2005.

         "Holder" shall mean the registered holder of this Stock Option, and, if the context so indicates, the holder of Stock Option Shares.

         "NASD" shall mean the National Association of Securities Dealers, Inc.

         "Person" shall mean an individual, partnership, corporation, trust, unincorporated organization or any other entity, and a government or agency or political subdivision thereof.

         "Registration  Expenses"  shall  mean  all  expenses  incident  to  the
Company's performance of or compliance with ss. 11, including, without limitation, all registration, filing and NASD fees, all fees and expenses of complying with state securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, the fees and disbursements of counsel and accountants retained by the Holder with respect to Underlying Shares or Stock Option Shares being registered, all fees and expenses incurred in complying with the Company's indemnification obligations, premiums and other costs of policies of insurance against liabilities arising out of the public offering of such securities and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities.

         "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         "Underlying Shares" shall mean the shares of Common Stock of the Company issuable upon exercise of this Stock Option.

         "Stock Option" or "this Stock Option" as used herein shall mean this Stock Option and any stock option hereafter issued in exchange or substitution for this Stock Option.

         "Stock Option Shares" shall mean the shares of Common Stock of the Company issued upon the exercise of this Stock Option.

SECTION 2.  EXERCISE OF STOCK OPTION.

         2.1. Exercise Generally . The rights represented by this Stock Option are issued as an inducement to the initial Holder to provide a limited guaranty of the payment to Foothill Capital Corporation ("Foothill") of up to $750,000 of the principal amount of certain indebtedness owed by Starcraft Automotive Group, Inc. and National Mobility Corporation, both of which are Indiana corporations and wholly-owned subsidiaries of the Company (collectively, the "Borrowers"), in connection with certain refinancing transactions (the "Refinancing") to be entered into between the Company and Foothill Capital Corporation ("Foothill").

         Subject to the conditions hereinafter set forth, this Stock Option may be exercised in whole or in part (but not as to any fractional share of Common Stock), during the Exercise Period, but in no event subsequent to the end of the Exercise Period, by the surrender of this Stock Option (with the exercise notice at the end hereof duly completed and executed) at the office of any duly appointed transfer agent for the Common Stock or at the principal office of the Company in Goshen, Indiana, and upon payment to the Company, or for the account of the Company, of the Exercise Price. Payment of the Exercise Price may be made by cash in immediately available funds or by certified check or bank draft. This Stock Option and all rights and options hereunder shall expire at the Expiration Date, and shall be wholly null and void to the extent this Stock Option is not exercised before that time. The Company agrees that the Stock Option Shares shall be and shall be deemed to be issued to the Holder hereof as the record owner of such Stock Option Shares as of the close of business on the date on which this Stock Option shall have been surrendered and payment made for such shares as aforesaid. Certificates for the Stock Option Shares shall be delivered to the Holder hereof within a reasonable time, not exceeding 30 Business Days, after the Stock Option shall have been so exercised, and, unless this Stock Option has expired, a new Stock Option representing the number of Underlying Shares, if any, with respect to which this Stock Option shall not then have been exercised shall also be issued to the Holder hereof within such time.

         2.2. Expenses of Exercise . The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, execution and delivery of stock certificates under this ss. 2, regardless of the name or names in which such stock certificates shall be registered.

SECTION 3.  ANTI-DILUTION.

         The Underlying Shares shall be subject to change or adjustment as set forth in Exhibit A to this Stock Option.

SECTION 4.  RESERVATIONS.

         The Company shall at all times reserve and keep available such number of authorized shares of its Common Stock, solely for the purpose of issuance upon the exercise of the rights represented by this Stock Option, as may at any time be issuable upon the exercise of this Stock Option.

SECTION 5.  CHANGE OF CONTROL; REORGANIZATIONS.

         If, in connection with any Change of Control, any capital reorganization or reclassification of the capital stock of the Company, any other change of outstanding shares of Common Stock, or any merger or consolidation of the Company with or into another Person, or in the case of any sale or conveyance to another Person of the property of the Company as, or materially as, an entirety (a "Reorganization"), the Company shall cause such Reorganization to be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such Reorganization, the Company shall cause effective provision to be made whereby the Holder shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified in this Stock Option, and in lieu of the Common Stock immediately theretofore receivable upon the exercise of this Stock Option, such shares of stock, securities or assets as would have been (by virtue of such Reorganization) issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of Common Stock immediately theretofore receivable upon the exercise of this Stock Option, assuming such exercise had taken place immediately prior to such Reorganization. In any such case, appropriate provision shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the number of shares of Common Stock receivable upon exercise of this Stock Option) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter receivable upon the exercise of this Stock Option. The Company shall not effect any such Reorganization, unless, prior to or simultaneously with the consummation thereof, the successor entity (if other than the Company) resulting from such transaction shall assume by written instrument, executed and mailed or delivered to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to receive. Notice of any proposed Reorganization shall be given by the Company to the Holder as promptly as practicable after such transaction appears likely but in no event less than 30 Business Days prior to the consummation of the Reorganization.

SECTION 6.  DISSOLUTION OR LIQUIDATION.

         Upon any proposed distribution of the assets of the Company in dissolution or liquidation (except under circumstances when ss. 5 shall be applicable), the Company shall mail notice thereof to the Holder and shall make no distribution to its shareholders until the expiration of 30 days from the date of mailing of such notice and, in any such event, the Holder of this Stock Option may exercise the purchase rights with respect to this Stock Option within 30 days from the date of mailing such notice. All rights herein granted not so exercised within such 30-day period shall thereafter become null and void.

SECTION 7.  NOTICE OF DIVIDENDS.

         If the Board of Directors of the Company shall declare any dividend or other distribution on its Common Stock, the Company shall mail notice thereof to the Holder not less than 30 days prior to the record date fixed for determining shareholders entitled to participate in such dividend or other distribution, and the Holder shall not participate in such dividend or other distribution or be entitled to any rights on account or as a result thereof unless and to the extent that this Stock Option is exercised prior to such record date or as otherwise provided by this Stock Option. The provisions of this section shall not apply to distributions made in connection with transactions covered by ss. 5.

SECTION 8.  FRACTIONAL SHARES.

         The Company shall not be required to issue or cause to be issued fractional shares on the exercise of this Stock Option and any such fractional share otherwise issuable shall be rounded down to the nearest whole share.

SECTION 9.  FULLY PAID STOCK; VOTING RIGHTS UPON EXERCISE; TAXES.

         (a) The Company covenants and agrees that the shares of its Common Stock represented by each certificate to be delivered on the exercise of this Stock Option shall, at the time of such delivery, be validly issued and outstanding, and be fully paid and nonassessable. The Company covenants and agrees that, upon issuance of the Underlying Shares, the Underlying Shares shall have voting rights equivalent to those of other shares of Common Stock.

         (b) The Company covenants and agrees that it shall pay, when due and payable, any and all federal and state issuance or transfer taxes that may be payable in respect of this Stock Option or any Common Stock or certificates issued hereunder. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the transfer and delivery of stock certificates in the name other than that of the Holder, and any such tax shall be paid by the Holder at the time of presentation.

SECTION 10.  CLOSING OF TRANSFER BOOKS.

         The right to exercise this Stock Option shall not be suspended during any period that the stock transfer books of the Company for its Common Stock may be closed. The Company shall not be required, however, to deliver stock certificates upon such exercise while such books are duly closed for any purpose, but the Company may postpone the delivery of such certificates until the opening of such books. In such case, the certificates shall be delivered promptly after the books are opened.

SECTION 11.  REGISTRATION RIGHTS.

         Section 11.1 Piggyback Registration . If at any time the Company proposes for any reason to register (including for this purpose a registration effected by the Company for securityholders other than the Holders of the Stock Options or Stock Option Shares) securities under the Securities Act (not including securities proposed to be registered pursuant to an employee benefits plan on Form S-8 or pursuant to a reorganization, exchange offer or similar transaction on Form S-4), it shall, each such time, promptly (but in no event less than 30 days prior to the proposed date of the filing of the registration statement relating thereto) give written notice to the Holders of the Stock Options and Stock Option Shares (collectively the "Eligible Securities") then outstanding of its intention to do so, and, upon the written request, given within 20 days after receipt of any such notice, of a Holder to register any of his Eligible Securities, the Company shall cause all Eligible Securities with respect to which Holders shall have so requested registration to be registered under the Securities Act promptly upon receipt of the written request of such Holders for such registration.

         In the event that any registration pursuant to this ss. 11.1 shall be, in whole or in part, an underwritten public offering of securities of the Company registered under the Securities Act, the Company shall arrange for the Eligible Securities requested to be registered pursuant to this ss. 11.1 to be included in the underwriting. The inclusion of the Eligible Securities will be on the same terms and conditions as the comparable securities, if any, otherwise being sold through underwriters under such registration, or on terms and conditions comparable to those normally applicable to offerings of such securities in reasonably similar circumstances in the event that no securities comparable to the Eligible Securities are being sold through underwriters under such registration.

         If the Company proposes to include in such underwritten public offering any securities owned by any shareholder of the Company (such securities, "Additional Securities") and the managing underwriter reasonably determines and advises in writing that the inclusion in the offering of all of the securities to be sold for the Company's account, the Eligible Securities covered by the requests for registration made under this ss. 11.1, and the Additional Securities would interfere with the successful marketing of the securities to be sold for the Company's account, then (i) there shall first be excluded Additional Securities proposed to be included and then (ii) the requisite number of Eligible Securities and other securities the holders of which have been granted registration rights by the Company on terms similar to those provided herein which are proposed to be included shall be excluded from the underwritten portion of the public offering, on a basis pro rata among the holders of the Eligible Securities and such other holders requesting such registration, and such excluded eligible Securities shall be withheld from the market by the holders thereof for a period which the managing underwriter reasonably determines is necessary in order to effect the underwritten portion of the public offering.

         Section 11.2. Registration Procedures . If and whenever the Company is under an obligation pursuant to the provisions of ss. 11.1 to use its best efforts to effect the registration of any Eligible Securities, the Company shall, as expeditiously as practicable:

         (i) prepare and file with the Commission a registration statement with respect to such Eligible Securities and use its best efforts to cause such registration statement to become effective and remain effective and current in compliance with the Securities Act for a period of 90 days for a piggyback registration;

         (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current in compliance with the Securities Act for the applicable period specified in clause (i) of this ss. 11.2;

         (iii) furnish to each selling stockholder such numbers of copies of each prospectus (including each preliminary prospectus) in conformity with the requirements of the Securities Act, and such other documents such selling shareholders shall reasonably request, to facilitate the public offering of their Eligible Securities;

         (iv) register or qualify the Eligible Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as each such seller shall reasonably request (provided that the Company shall not be required to qualify to do business or file a general consent to service of process in any jurisdiction where it is not then qualified to do business); and do any and all other acts or things which may be reasonably necessary or advisable to enable such seller to consummate the public sale or other disposition in such jurisdictions of such Eligible Securities until the sale or other disposition of all Eligible Securities covered by such registration statement;

         (v) notify each selling shareholder any time a prospectus is required to be delivered under the Securities Act within the appropriate period mentioned in clause (i) of thisss.11.2, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes or may include an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Eligible Securities, such prospectus shall not include an untrue statement of a material fact omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and


         (vi) furnish, at the request of any Holder or Holders requesting registration pursuant to the terms hereof, on or about the date that any Eligible Securities are delivered to the underwriters for sale pursuant to such registration or, if such Eligible Securities are not being sold through underwriters, on the date that the registration statement with respect to such Eligible Securities becomes effective: (a) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the Holder or Holders making such request, in form and substance as is customarily given in an underwritten public offering; and (b) a letter, dated such date, from the independent certified public accountants of the Company (the "Accountants"), addressed to the underwriters, if any, and to the Holder or Holders making such request, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering.

         Section 11.3. Information to be Furnished by Holders . Prior to the Company being obligated to register a particular prospective seller's Eligible Securities pursuant to this Section 11, such seller shall furnish to the Company such information and execute such documents regarding the Eligible Securities held by such seller and the intended method of disposition thereof as the Company shall reasonably request in connection with the action to be taken by the Company.

         Section 11.4. Expenses of Registration . The Company shall pay all Registration Expenses in connection with each registration pursuant to ss. 11.1.

         Section 11.5. Indemnification and Contribution . (a) The Company shall indemnify and hold harmless each Holder, each of its officers, directors, partners, agents, employees and controlling persons (within the meaning of the Securities Act) and each person who participates as an underwriter or controlling person of an underwriter (within the meaning of the Securities Act) with respect to a registration statement pursuant to ss. 11.1 against any losses, claims, damages or liabilities (or actions in respect thereof) to which any of them may become subject under the Securities Act or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact in a registration statement including any Eligible Securities, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or in any application or other document (such applications and documents are hereinafter collectively called "Applications") filed in any jurisdiction in order to qualify all or part of the Eligible Securities under the securities laws thereof or filed with the Commission or the NASD, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse any of them for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable hereunder in any such case if any such loss, claim, damage, or liability arises out of or is based upon any such untrue statement or allegedly untrue statement or such omission or alleged omission made in such registration statement, prospectus or amendment or supplement thereto or in any Application in reliance upon and in conformity with written information furnished to the Company by such Holder for inclusion therein; provided, however, that the indemnity agreement contained in this paragraph of this ss. 11.5 shall not apply to amounts paid in settlement of any loss, claim, damage, liability, action or violation if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

         (b) To the extent permitted by law, each Holder whose Eligible Securities are registered on any registration statement of the Company pursuant to ss. 11.1 shall indemnify and hold harmless the Company, each of its officers, directors, partners, agents, employees and controlling persons (within the meaning of the Securities Act) with respect to a registration statement pursuant to ss. 11.1 against any losses, claims, damages or liabilities (or actions in respect thereof) to which any of them may become subject under the Securities Act or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, made in such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto or in any Application, in reliance upon and in conformity with written information furnished to the Company by such Holder for inclusion therein, and will reimburse any of them for any legal or other expenses reasonably incurred by them in connection with investigation or defending, any such loss, claim, damage, liability or action, provided that the obligation of each Holder under this ss. 11.5 shall be limited to an amount equal to the net proceeds to such Holder of the Eligible Securities sold pursuant to such registration statement, provided, however, that the indemnity agreement contained in this paragraph of this ss. 11.5 shall not apply to amounts paid in settlement of any loss, claim, damage, liability, action or violation if such settlement is effected without the Holder's consent (which consent shall not be unreasonably withheld).

         (c) Promptly after receipt by an indemnified party under this ss. 11.5 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and to assume the defense thereof at its expense with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to the ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this ss. 11.5, but the omission so to notify the indemnifying party will not relieve such party of any liability that such party may have to any indemnified party other than under this ss. 11.5.

         (d) If the indemnification provided for in this ss. 11.5 is unavailable to or insufficient to hold harmless an indemnified party under subsections (a) and (b) above in respect of any losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits and relative fault of the Company on the one hand and the Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Holder on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total net proceeds received by the Holder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

         The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this ss. 11(d) were determined by pro rata allocation (even if all Holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this ss. 11(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereto) referred to above in this ss. 11(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         Section 11.6. Underwriting Agreement . If Eligible Securities are to be sold pursuant to a registration statement in an underwritten offering pursuant to ss. 11.1, the Company agrees to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer, including, without limiting the generality of the foregoing, customary provisions with respect to indemnification by the Company of the underwriters of such offering.

         Section 11.7. Future Registration Rights . If, subsequent to the date hereof, the Company grants piggyback registration rights to holders or prospective holders of its securities to include their securities on any registration statement proposed to be filed by the Company at the demand of the Holders made under this Agreement, such piggyback registration rights shall provide for the exclusion of such holders' securities from the registration statement if the managing underwriter of the offering proposed to be made of the Eligible Securities determines that the inclusion of such holders' securities would be seriously detrimental to the offering of the Eligible Securities or, if all or part of the offering of Eligible Securities is not to be underwritten, the Holders of more than 50% of the Eligible Securities to be included in the registration statement so determine.

         If,   subsequent  to  the  date  hereof,   the  Company  grants  demand
registration rights to holders or prospective holders of its securities to demand that the Company register any securities of the Company under the Securities Act, such demand registration rights shall be granted under and subject to the piggyback registration right of the Holders to include all or part of their Eligible Securities in any such registration on the terms and conditions of ss. 11.1.

SECTION 12.  LOST, STOLEN STOCK OPTIONS, ETC.

         If this Stock Option shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Stock Option of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of the mutilated Stock Option, or in lieu of the Stock Option lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Stock Option, and upon receipt of indemnity satisfactory to the Company.

SECTION 13.  SEVERABILITY.

         Should any part of this Stock Option for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which shall remain in force and effect as if this Stock Option had been executed with the invalid portion thereof eliminated. It is hereby declared the intention of the parties hereto that they would have executed and accepted the remaining portion of this Stock Option without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

SECTION 14.  MISCELLANEOUS.

         14.1. Notices . Any notice, demand or delivery to be made pursuant to the provisions of this Stock Option shall be in writing and (a) shall be deemed to have been given or made one day after the date sent (i) if by the Company, by prepaid overnight delivery, addressed to the Holder at his last known address appearing on the books of the Company maintained for such purpose or (ii) if by the Holder, by prepaid overnight delivery, addressed to the Company at P. O. Box 1903, 2703 College Avenue, Goshen, Indiana 46526; and (b) if given by courier, confirmed telegram, confirmed facsimile transmission or confirmed telex shall be deemed to have been made or given when received. The Holder and the Company may each designate a different address by notice to the other in the manner provided in this ss. 14.1.

         14.2. Successors and Assigns . This Stock Option and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the Holder. The provisions of this Stock Option are intended to be for the benefit of the Holder of this Stock Option or the Stock Option Shares and shall be enforceable by the Holder.

         14.3. Amendments . This Stock Option may not be modified, supplemented, varied or amended except by an instrument in writing signed by the Company and the Holder.

         14.4. Headings . The index and the descriptive headings of sections of this Stock Option are provided solely for convenience of reference and shall not, for any purpose, be deemed a part of this Stock Option.

         14.5. Governing Law . THIS STOCK OPTION AND ALL MATTERS CONCERNING THIS STOCK OPTION SHALL BE GOVERNED BY THE LAWS OF THE STATE OF INDIANA FOR CONTRACTS ENTERED INTO AND TO BE PERFORMED IN SUCH STATE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

         14.6. Exclusive Jurisdiction. Each party, and each express beneficiary of this Stock Option as a condition of its right to enforce or defend any right under or in connection with this Stock Option, (1) agrees that any action with respect to this Stock Option or any transaction contemplated by this Stock Option shall be brought exclusively in the courts of the State of Indiana, City of Goshen or of the United States of America sitting in the State of Indiana, City of Goshen, (2) accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of those courts, (3) agrees that service of process may be made on such party, or such express beneficiary, as the case may be, by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to this clause (3) shall have the same legal force and effect as if served upon such person personally within the State of Indiana, and (4) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any legal action in those jurisdictions; provided, however, that any party may assert in an action in any other jurisdiction or venue each mandatory defense, third-party claim or similar claim that, if not so asserted in such action, may thereafter not be asserted by such party in an original action in the courts referred to in clause (1) above.

                                   * * * * * *

                                                                       EXHIBIT A

                            ANTI-DILUTION PROVISIONS

         1. Anti-Dilution Provisions. The Underlying Shares shall be subject to change or adjustment as follows:

                  (a) Common Stock Dividends, Subdivisions, Combinations. If the Company shall (i) pay or make a dividend or other distribution to all holders of its Common Stock in shares of Common Stock, (ii) subdivide, split or reclassify the outstanding shares of its Common Stock into a larger number of shares, or
(iii) combine or reclassify the outstanding shares of its Common Stock into a smaller number of shares, then in each such case the Underlying Shares shall be adjusted to equal the number of such shares to which the Holder of this Stock Option would have been entitled upon the occurrence of such event had this Stock Option been exercised immediately prior to the happening of such event or, in the case of a stock dividend or other distribution, prior to the record date for determination of such Shareholder entitled thereto. An adjustment made pursuant to this paragraph 1 shall become effective immediately after such record date, in the case of a dividend or distribution, and immediately after the effective date, in the case of a subdivision, split, combination or reclassification.

                  (b) Reorganization or Reclassification. In case of any capital reorganization or any reclassification of the Common Stock of the Company (whether pursuant to a merger of consolidation or otherwise), this Stock Option shall thereafter be exercisable for the number of shares of stock or other securities or property receivable upon such capital reorganization or reclassification of Common Stock, as the case may be, by a holder of the number of shares of Common Stock into which this Stock Option was exercisable immediately prior to such capital reorganization or reclassification of Common Stock; and, in any case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the Holder of this Stock Option to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Stock Option.

                  (c) Distributions of Assets or Securities Other Than Common Stock. In case the Company shall, by dividend or otherwise, distribute to all holders of its Common Stock shares of any of its capital stock (other than Common Stock), rights or Stock Options to purchase any of its securities, cash, other assets or evidences of its indebtedness, then in each such case the Underlying Shares shall be adjusted by multiplying the Underlying Shares immediately prior to the date of such dividend or distribution by a fraction, of which the numerator shall be the fair market value per share of Common Stock at the record date for determining shareholders entitled to such dividend or distribution, and of which the denominator shall be such fair market value per share less the fair market value (as determined in good faith by the Board of Directors of the Company) of the portion of the securities, cash, assets or evidences of indebtedness so distributed applicable to one share of Common Stock. An adjustment made pursuant to this subparagraph (c) shall become effective immediately after such distribution date.

                  (d) No Impairment. The Company shall not, without the prior consent of the Holder, by amendment of its Articles of Incorporation or through any reorganization, transfer of the assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this paragraph 1 and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

                  (e) Readjustment. Upon the termination of any right of conversion or exchange of any securities convertible into or exchangeable for Common Stock, or upon the expiration of any rights or options to purchase Common Stock (other than this Stock Option) or any securities convertible into or exchangeable for Common Stock, or upon any change in the number of shares of Common Stock issuable upon exercise, conversion or exchange of any such securities, rights or options, the Underlying Shares then in effect shall forthwith be readjusted to such Underlying Shares as would have been in effect had the adjustments made upon the issuance or sale of such securities, rights or options been made upon the basis of the issuance of only the number of shares of Common Stock actually issued or to be issued upon the exercise, conversion or exchange or such securities, rights or options.

         2. Notice of Certain Corporation Transactions. The Company shall promptly mail to the Holder a notice of any proposed dividend, merger, dissolution, liquidation or winding up of the Company, stating the proposed record date (if any) or effective date for any such transaction and briefly describing the transaction.

         3. Certificate of Adjustment. Upon the occurrence of each adjustment or readjustment pursuant to this Exhibit A, the Company (acting through its Board of Directors in the exercise of its reasonable discretion), at its expense, shall as promptly as practicable compute such adjustment or readjustment in accordance with the provisions of this Exhibit A, and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment in based.

         4. Information to be Furnished Upon Request. Upon the request at any time of the Holder, the Company shall as promptly as practicable furnish or cause to be furnished, to the Holder, at his address set forth in such request, a certificate setting forth the number of shares of Common Stock that at the time would be received upon the exercise of the Stock Option and the Exercise Price thereof.

                                EXERCISE NOTICE

TO STARCRAFT CORPORATION:

         The undersigned registered holder of the within Stock Option hereby irrevocably exercises the Stock Option, purchases thereunder 250,000 shares of the Common Stock of the Company, herewith makes payment of $3.000 therefor, and requests that the certificate(s) for such shares be issued in the name of the undersigned Holder or its nominee and delivered to it at Holder's address on the books of the Company.

                                    Signature: _____________________________

                                    Printed Name: __________________________

                                    Dated:  ______________________________



ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned registered Holder of the within Stock Option hereby sells, assigns and transfers unto __________________ the Stock Option and all rights evidenced thereby and does irrevocably constitute and appoint _________________ attorney to transfer the Stock Option on the books of the Company.

                                    Signature: _____________________________

                                    Printed Name: __________________________

                                    Dated: ________________________________

                                                                       EXHIBIT B


          PAYMENT OF THIS REIMBURSEMENT AGREEMENT IS SUBORDINATE TO THE
           CLAIMS OF LENDER IN THAT CERTAIN SUBORDINATION AGREEMENT OF
                 EVEN DATE HEREWITH BETWEEN CREDITOR AND LENDER.

                             REIMBURSEMENT AGREEMENT


         THIS REIMBURSEMENT AGREEMENT ("Agreement"), dated as of December 12, 2000, entered into between Starcraft Corporation, National Mobility Corporation, Imperial Automotive Group, Inc., and Starcraft Automotive Group, Inc. (collectively, "Starcraft"), and Kelly L. Rose and G. Ray Stults (collectively, "Creditor").

                               W I T N E S S E T H

         WHEREAS, Creditor in reliance upon this Agreement has applied for certain letters of credit, executed certain reimbursement arrangements requested by the issuers of the letters of credit, and has incurred financial responsibility for the benefit of Starcraft in favor of certain of its lenders, a copy of which applications and reimbursement arrangements and letters of credit are attached hereto as Exhibit A (collectively, "Credit"); and

         WHEREAS, Starcraft by this Agreement agrees to indemnify, hold harmless, and reimburse Creditor in connection with any advances of monies and any other financial arrangements incurred or expended in the past, or from time to time in the future, by Creditor incident to the Credit.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Starcraft, Starcraft hereby agrees with Creditor as hereinafter set forth, with Starcraft referred to hereinafter as "we", "us", or the like, and Creditor referred to hereinafter as "you" or the like.

         1. As to each sight or time draft or acceptance under or purporting to be under the Credit, we agree (a) in the case of each sight draft, to pay you at your office, on demand, in lawful currency of the United States, the amount of each such draft, or, if so demanded by you, to pay to you at your office in advance in such currency, the amount required to pay each such draft; and (b) in the case of each time draft or acceptance, to pay to you, at your office, in lawful currency of the United States, the amount thereof on demand but in any event not later than one business day prior to maturity, or in case the time draft or acceptance is not payable at your office, then on demand but in any event in time to reach the place of payment in the course of the mails not later than one business day prior to maturity.

         2. We agree that in the event of any extension of the maturity or time for presentation of drafts, acceptances or documents, or any other modification of the terms of the Credit acceptable to you, including any increase in the amount of the Credit, this agreement shall be binding upon us with regard to the Credit so increased or otherwise modified by you.

         3. The users of the Credit and the drawers of any drafts shall be deemed our agents and we assume all risks of their acts or omissions. Should the beneficiary submit or negotiate drafts, such negotiations shall be considered properly effectuated under the Credit and shall be included under the terms and subject to all conditions hereof. We agree to hold you indemnified and harmless against any and all loss or liability howsoever arising from or in connection with the Credit.

         4. In addition to the Security Agreement and Real Property Mortgage of even date herewith, each of us agrees at anytime and from time to time, on demand, to deliver, convey, transfer or assign to you, as security for any and all of the obligations and liabilities hereunder of us, or any of us, and also for any and all other obligations and liabilities, absolute or contingent, due or to become due, which are now or may at any time hereafter be owing by us or any of us to you in connection with this agreement or the credit, additional security of a value and character satisfactory to you or to make such payment as you may require. Each of us agrees that upon the failure by us or any of us (each of the following, an "Event of Default") at all times to deliver security to you as demanded by you and to keep a margin of security with you satisfactory to you, or upon the non-performance of or default with respect to any agreement, or obligation or condition herein contained, upon any misrepresentation by us to you for the purpose of obtaining this agreement or any extension thereof, or upon any failure to pay any indebtedness due to you from us or any of us in connection with this agreement, or in the event of the failure, insolvency, or bankruptcy of us or any of us including the filing of a petition in bankruptcy by or against, the appointment of or the filing of an application for the appointment of any receiver for, the filing of a petition under any bankruptcy or similar act seeking a reorganization, arrangement of indebtedness or any other relief for or in the respect of, the appointment of a trustee, liquidator or any committee whatsoever, by any court proceedings or otherwise, for the institution of equitable insolvency or statutory or other dissolution by or against, an assignment for the benefit of creditors by, the entry of judgment against, the suspension of business by, and/or a levy under attachment, warrant of distraint, garnishment or execution upon any property or assets of, us or any of us, or upon any other act or occurrence indicating in your sole judgment the probable insolvency of us or any of us, however expressed or indicated, then all obligations, acceptance and liabilities whatsoever of us or any of us to you shall thereupon become and be immediately due and payable without demand or notice, at your option, notwithstanding any credit or time allowed to us or any of us, in any instrument evidencing any such obligations or liabilities or otherwise; and each of us, as to property in which we or any of us may have any interest as aforesaid, or may have had possession or custody as aforesaid, expressly authorize you in any such event, to sell, assign and deliver immediately (but you shall not be obliged to do so), without demand for payment, without advertisement and without notice to us or any of us, all of which are hereby expressly waived, any and/or all such property including property arrived or to arrive, at private sale or at public auction or at any exchange brokers' board or otherwise, at your option, in such parcel or parcels and at such time or times and at such place or places and for such price or prices and upon terms and conditions as you may deem proper, and to apply the net proceeds of any such sale or sales, together with any balance of deposits and any sums credited by or due from you to us or any of us in general account or otherwise, to the payment as you shall determine in your sole discretion (without being required in marshal assets), of any and all of the obligations or liabilities of us or any of us to, howsoever arising, and to charge all expenses including expenses incurred in the protection of your title to or lien upon or right in any such property, expenses for legal services of any kind in connection therewith or in making such sale or sales, insurance, commission for sale and guaranty. If any such sale be at any exchange, brokers' board or at public auction, you may yourself be a purchaser at such sale, free from any right of redemption which we and each of us hereby expressly waive and release. Upon an Event of Default, the amount we owe you shall bear interest (to be added to our liabilities to you) at the rate of two percent (2%) over the rates applicable to your financial accommodations contained in your respective reimbursement agreements ("Default Rate").

         5. You shall not be deemed to have waived any of your rights hereunder unless you or your authorized agent shall have signed such waiver in writing. No such waiver, unless expressly as stated therein, shall be effective as to any transaction which occurs subsequent to the date of such waiver, nor as to any continuance of a breach after such waiver. The undersigned, if more than one, shall be jointly and severally liable hereunder and all provisions hereof regarding liabilities or security of the undersigned shall apply to any liability or any security of any or all of them. This instrument shall be deemed a continuing agreement and the obligations hereof shall continue in full force and effect notwithstanding any change that may occur in the parties to this agreement whether such change shall arise from the death of one or more parties, and the obligations hereof shall bind the heirs, executors, administrators, successors and assigns of the undersigned, and shall inure to the benefit of successors and assigns. All rights hereunder and the construction of this agreement shall be determined in accordance with the laws of the State of Indiana.

         6. The word "property" as used in this agreement includes goods, merchandise, securities, funds, choses in action, and any and all other forms of property, whether real, personal or mixed and any right or interest therein. If this agreement is signed by one individual, the terms "we", "our", "us" shall be read throughout as "I", "my", "me", as the case may be. As to any corporation which executes this agreement in its corporate name by its proper officers, such execution shall bind only the corporation unless additionally signed by individuals as such.

         7. PAYMENT OF THIS REIMBURSEMENT AGREEMENT IS SUBORDINATE TO THE CLAIMS OF LENDER IN THAT CERTAIN SUBORDINATION AGREEMENT OF EVEN DATE HEREWITH BETWEEN CREDITOR AND LENDER.

         IN WITNESS WHEREOF, this Agreement has been signed as of the date first above written, on this 12th day of December, 2000.

                                   STARCRAFT:

NATIONAL MOBILITY CORPORATION               STARCRAFT CORPORATION


By: /s/ Michael H. Schoeffler               By: /s/ Michael H. Schoeffler
   -------------------------------             -------------------------------
   Authorized Officer                          Authorized Officer

IMPERIAL AUTOMOTIVE GROUP, INC.             STARCRAFT AUTOMOTIVE GROUP, INC.


By: /s/ Michael H. Schoeffler               By: /s/ Michael H. Schoeffler
   -------------------------------             -------------------------------
   Authorized Officer                          Authorized Officer

                                    CREDITOR:

        12-12-00                                  /s/ Kelly L. Rose
-------------------------------                 -------------------------------
          Date                                          Kelly L. Rose
        12-12-00                                 /s/ G. Ray Stults
-------------------------------                 -------------------------------
          Date                                          G. Ray Stults